UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                              SBS Interactive, Co.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   78401R 10 1
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                                 (CUSIP Number)

                                   Marcus Cohn
                                26, Alharizi St.
                             92421 Jerusalem, Israel
                                 972-2-567-0674
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 5, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78401R 10 1
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1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Marcus Cohn

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a) [ ]
   (b) [X]

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3  SEC USE ONLY

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4  USE SOURCE OF FUNDS (See Instructions)
   PF
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e) [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Joint citizen of Switzerland and Israel
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               7   SOLE VOTING POWER:        2,000,000
  NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:            -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:   2,000,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:       -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,000,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [X]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    12.8%*
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

* Percentage calculated on the basis of 15,653,780 shares of Common Stock issued and outstanding, which includes 11,298,224 shares of Common Stock issued and outstanding as of November 7, 2003, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003, and 4,355,556 shares of Common Stock that were issued after November 7, 2003 as set forth in the Issuer's Current Report on Form 8-K as filed April 15, 2004.

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, par value $0.001 per share (the "Common Stock") of SBS Interactive, Co. (the "Issuer"), whose principal executive offices are located at 4211 Yonge Street, Suite 235, Toronto, Ontario, M2P 2A9, Canada.


ITEM 2.  IDENTITY AND BACKGROUND

(a)  This statement is filed by Marcus Cohn.

(b)  Marcus Cohn's business address is 26, Alharizi St., 92421 Jerusalem,
     Israel.

(c) Marcus Cohn is an independent business development consultant. He operates his business through Clearsite Ltd., an entity organized under the laws of Israel ("Clearsite"). Marcus Cohn's business address is 26, Alharizi St., 92421 Jerusalem, Israel.

(d) During the last five years, Marcus Cohn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Marcus Cohn has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in Marcus Cohn being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Marcus Cohn is a joint citizen of Switzerland and Israel.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Of the shares of Common Stock reported as beneficially owned by Marcus Cohn, 500,000 shares were purchased with Marcus Cohn's personal funds in the aggregate amount of $2,691,968.75, 500,000 shares were acquired in connection with the settlement of certain claims held by Marcus Cohn against former executives of the Issuer pursuant to the Settlement and Release Agreement dated January 16, 2003 attached hereto as Exhibit A and 1,000,0000 shares were acquired directly from the Issuer in a private transaction in consideration of certain consulting services provided or to be provided by Marcus Cohn pursuant to the Non-Exclusive Consulting Agreement between the Issuer and Clearsite (for the benefit of Marcus Cohn) dated February 17, 2003 attached thereto as Exhibit B (the "First Consulting Agreement) as superceded and replaced by the Non-Exclusive Consulting Agreement between the Issuer and Clearsite (for the benefit of Marcus Cohn) dated November 20, 2003 attached hereto as Exhibit C (the "Second Consulting Agreement").


ITEM 4.  PURPOSE OF TRANSACTION

     The shares reported in this Schedule 13D as beneficially owned by Marcus Cohn, were acquired for investment purposes; however, as the holder of 2,000,000 shares of currently outstanding Common Stock, Marcus Cohn will have some influence regarding the disposition of certain matters as to which the shareholders of the Issuer are entitled to vote, including the election of directors. As a substantial stockholder, Marcus Cohn provides advice on an ongoing basis to management of the Issuer regarding its operations and strategy.

     Marcus Cohn has provided, and continues to provide, non-exclusive consulting services in the form of introductions to key management and other personnel, introductions to strategic and joint venture partners, introductions to service providers, and general strategic and marketing advice and various other services on the terms and conditions set forth in the Second Consulting Agreement. Marcus Cohn is aware that the business plan of the Issuer described in its Form 10-KSB for the year ended December 31, 2002 includes plans to raise additional capital through the issuance of securities. Marcus Cohn has provided some assistance to the Issuer in connection with these capital raising efforts and is aware that the Issuer currently intends to issue additional shares of Common Stock, warrants to purchase common stock or other securities in a private placement to certain investors. Marcus Cohn may receive compensation for assisting the Issuer in connection with its capital raising efforts on the terms and conditions set forth in the Second Consulting Agreement. Marcus Cohn may provide additional services beyond the scope of the Second Consulting Agreement or pursuant to new or revised consulting arrangements with the Issuer. Marcus Cohn may be compensated with additional shares of Common Stock or other securities of the Issuer for such additional services or pursuant to any such new or revised consulting arrangements if such additional services, new or revised consulting arrangements and/or compensation are negotiated with the Issuer.

     Marcus Cohn intends to review his investment in the Issuer on a continuing basis and will consider and evaluate any strategic alternatives which are or may become available to him with respect to his holdings in the Issuer. In that connection, and depending upon, among other things, current and future trading prices for the Common Stock, Issuer's business, results of operations, financial condition and future prospects, conditions in the securities market, general economic and industry conditions, individual tax and other portfolio considerations and personal needs, Marcus Cohn may from time to time consider a number of possible strategies for enhancing the value of his investment in the Issuer, or other extraordinary matters relating to the Issuer, including, among other things: continued ownership of the shares of Common Stock beneficially owned by him, acquiring additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; disposing of some or all of the securities of the Issuer beneficially owned by him; proposing or seeking to effect a financing or other capital raising transaction involving the issuance of additional securities of the Issuer to Marcus Cohn or some other person or persons; proposing or seeking to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or its subsidiary, or a sale or transfer of a material amount of assets of the Issuer or its subsidiary; or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

     Such review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead Marcus Cohn to consider other alternatives. However, there can be no assurance that Marcus Cohn will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of his holdings in the Issuer. There can be no assurance as to the timing of any such matters should they be so pursued by Marcus Cohn.

     Except as noted above, as of the date of this Schedule 13D, Marcus Cohn has no plans or proposals which relate to or would result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Marcus Cohn beneficially owns 2,000,000 shares of Common Stock or 12.8% of the issued and outstanding shares of Common Stock calculated on the basis of 15,653,780 shares of Common Stock issued and outstanding, which includes 11,298,224 shares of Common Stock issued and outstanding as of November 7, 2003, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003, and 4,355,556 shares of Common Stock that were issued after November 7, 2003 as set forth in the Issuer's Current Report on Form 8-K as filed April 15, 2004.

(b) Marcus Cohn has sole voting and dispositive power with respect to 2,000,000 shares of Common Stock.

(c) The following transactions in the Common Stock were effected by Marcus Cohn during the period commencing 60 days prior to November 5, 2000 through the date of this filing:

                     Change in
                     Number of
                       Shares                           Total Shares
                    Beneficially                        Beneficially
    Date               Owned         Price Per Share       Owned          Note
------------       -------------     ---------------    ------------      ----

11/05-11/14/00         150,000           $5.01             350,000        (1)

6/19-7/05/01           150,000           $6.00             500,000        (1)

1/16/03                500,000            N/A            1,000,000        (2)

2/17/03              1,000,000            N/A            2,000,000        (3)

11/20/03                -0-               N/A            2,000,000        (3)


     (1) Marcus Cohn believes the transaction was a purchase from Republic Securities Group.

     (2) As a result of the settlement of certain claims held by Marcus Cohn and Karlgar Limited, an entity organized under the laws of the British Virgin Islands ("Karlgar") (for the benefit of Marcus Cohn) against former executives of the Issuer, Karlgar (for the benefit of Marcus Cohn) received 500,000 shares of Common Stock owned by such former executives of the Issuer pursuant to the Settlement and Release Agreement dated January 16, 2003 attached hereto as Exhibit A.

     (3) Shares were acquired directly from the Issuer in a private transaction pursuant to the First Consulting Agreement in consideration of certain consulting services provided or to be provided by Clearsite (for the benefit of Marcus Cohn) through February 17, 2005. On November 20, 2003, the First Consulting Agreement was superceded by the Second Consulting Agreement. Each of the First and Second Consulting Agreements terminates on February 17, 2005 and requires Clearsite (for the benefit of Marcus Cohn) to provide non-exclusive consulting services in the form of introductions to key management and other personnel, introductions to strategic and joint venture partners, introductions to service providers, and general strategic and marketing advice and various other services. Each of the First and Second Consulting Agreements also provides that Clearsite (for the benefit of Marcus Cohn) may provide services in connection with the Issuer's capital raising efforts and may be paid a "finder's fee" of 7 1/2% of the gross amount raised by the Issuer.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any of the shares of Common Stock beneficially owned by Marcus Cohn.

(e) Marcus Cohn has not ceased to be the beneficial owner of more than five percent of the Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as set forth above in Items 4 and 5(c) (which information is incorporated herein by reference) and below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Marcus Cohn and any other person with respect to the Common Stock.

     Of the shares of Common Stock beneficially owned by Marcus Cohn, 500,000 shares of Common Stock are held of record by Karlgar, 500,000 shares of Common Stock are held of record by Largo Ventures Ltd., an entity organized under the laws of the British Virgin Islands, and 1,000,000 shares of Common Stock are held of record by Clearsite. Notwithstanding the record ownership of the shares of Common Stock beneficially owned by Marcus Cohn, pursuant to informal arrangements and understandings among Marcus Cohn and these entities, these entities hold such shares as nominee for Marcus Cohn. Marcus Cohn has the sole power to vote and direct the disposition of the shares of Common Stock beneficially owned by him.

     Marcus Cohn is aware that his father, Arthur Cohn, beneficially owns 9,082,222 shares of Common Stock. Marcus Cohn expressly disclaims that Marcus Cohn and Arthur Cohn comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Marcus Cohn expressly disclaims beneficial ownership of shares of Common Stock beneficially owned by Arthur Cohn.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A    Settlement and Release Agreement dated January 16, 2003.

Exhibit B    Non-Exclusive Consulting Agreement dated February 17, 2003.

Exhibit C    Non-Exclusive Consulting Agreement dated November 20, 2003.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

--------------------------------------------------------------------------------



Date:  June 17, 2004                      /s/ Marcus Cohn
                                          --------------------------------------
                                          Marcus Cohn

                                                                       EXHIBIT A
                                                                       ---------

                        SETTLEMENT AND RELEASE AGREEMENT

     This Settlement and Release Agreement (the "Agreement") is made as of January 16, 2003, by and among Bradley Wilson, an individual ("Wilson"), and Patti Cooke, an individual ("Cooke") (Wilson and Cooke are sometimes collectively referred to herein as the "Wilson Parties"), on the one hand, and Marcus Cohn, an individual ("Cohn"), and Karlgar Limited ("Karlgar")(Cohn and Karlgar are sometimes collectively referred to herein as the "Cohn Parties"), on the other hand, (the Wilson Parties and the Cohn Parties are sometimes referred to herein individually as a "Party" or collectively as the "Parties"), and is based upon the following facts and objectives:

                              PRELIMINARY STATEMENT

     It is the intention and desire of the Parties to settle, compromise and release certain claims that each Party has or may have against the other that exist as of the date of execution of this Agreement, specifically including those claims relating to or arising out several purchases of common stock in SBS Interactive Co., a Florida corporation (formerly "Inet Conduit Commerce Corporation") made by the Cohn Parties from certain third parties and the Wilson Parties' connection therewith (the "SBS Transactions").

                                    AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

     1. TRANSFER OF COMMON STOCK. Upon execution of this Agreement, (a) Wilson hereby transfers 250,000 shares of common stock in SBS Interactive Co. owned by him to Karlgar, and (b) Cooke hereby transfers 250,000 shares of common stock in SBS Interactive Co. owned by her to Karlgar. Within five (5) days from the execution of this Agreement, each of the Wilson and Cooke will deliver to Karlgar their stock certificates representing their shares SBS Interactive Co., together with a signed stock power in the form of Exhibit A attached hereto with a medallion signature guarantee. The original stock certificates and stock powers will delivered by overnight courier to Karlgar Limited, c/o Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP, 2121 Avenue of the Stars, 18th Floor, Los Angeles, CA 90067, Attn: Greg Suess, with a copy of each sent via fax at (310) 556-2920.

     2. RELEASE OF CLAIMS BY THE COHN PARTIES. Each of the Cohn Parties hereby release all claims, causes of action, damages, liabilities, demands, rights and losses (collectively referred to as "Claims") of whatever nature, existing on or



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before the date of the execution of this Agreement (other than Claims relating to breaches of representations, warranties or covenants of this Agreement), that he or it, as the case may be, has or may possess against the Wilson Parties in any way relating to or arising out of the SBS Transactions.

     3. RELEASE OF CLAIMS BY WILSON AND COOKE. Each of the Wilson Parties hereby release all Claims of whatever nature, existing on or before the date of the execution of this Agreement (other than Claims relating to breaches of representations, warranties or covenants of this Agreement), that he or she, as the case may be, has or may possess against the Cohn Parties (including their officers, directors and other representatives) in any way relating to or arising out of the SBS Transactions.

     4. NO ADMISSION OF LIABILITY. It is understood and agreed by the Wilson Parties and the Cohn Parties that this Agreement and each Party's respective signatures hereon are not and shall not be construed as an admission of any liability, fault or the existence of any obligation of any kind whatsoever on the part of any of the entities or individuals referenced herein. Each Party acknowledges that the sole purpose of entering into this Agreement is to avoid litigation.

     5. REPRESENTATIONS AND WARRANTIES OF MARCUS COHN. Marcus Cohn hereby represents and warrants to each of the Wilson Parties that (a) he is a natural person having the capacity to enter into and perform his obligations under this Agreement and the agreements contemplated hereby to which he is a Party and to carry out the transactions contemplated hereby, (b) he has the requisite power and authority to enter into and perform his obligations under this Agreement and to carry out the transactions contemplated hereby, (c) this Agreement constitutes a legal, valid and binding obligation and is enforceable against him in accordance with its terms.

     6. REPRESENTATIONS AND WARRANTIES OF KARLGAR LIMITED. Karlgar hereby represents and warrants to each of the Wilson Parties that (a) it is duly incorporated and, as of the date hereof, is in good standing under its jurisdiction of incorporation, (b) it has the requisite power and authority to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated hereby, (c) this Agreement constitutes a legal, valid and binding obligation and is enforceable against it in accordance with its terms.

     7. REPRESENTATIONS, WARRANTIES AND COVENANTS OF PATTI COOKE. Cooke hereby represents and warrants to each of the Cohn Parties that (a) she is a natural person having the capacity to enter into and perform her obligations under this Agreement and the agreements contemplated hereby to which she is a Party and to carry out the transactions contemplated hereby, (b) she has the requisite power and authority to enter into and perform her obligations under this Agreement and to carry out the transactions contemplated hereby, (c) this Agreement constitutes a legal, valid and binding obligation and is enforceable against her in accordance with its terms, (d) after her transfer of 250,000 shares of common stock of SBS Interactive Co. to Karlgar, she will not own, either directly or indirectly, any common stock, preferred stock, convertible debentures, options, warrants or other rights to acquire equity securities or debt securities of SBS Interactive Co. or SBS Interactive Inc., (e) she will not acquire, directly or




                                     2 of 8
indirectly, any debt or equity securities (or any rights to acquire any debt or equity securities) of SBS Interactive Co. or SBS Interactive Inc. for a period of one hundred and eighty (180) days from the date hereof, and (f) Karlgar will be acquiring the SBS Interactive Co. common stock free and clear of all claims, liens and encumbrances.

     8. REPRESENTATIONS, WARRANTIES AND COVENANTS OF BRADLEY WILSON. Wilson hereby represents and warrants to each of the Cohn Parties that (a) he is a natural person having the capacity to enter into and perform her obligations under this Agreement and the agreements contemplated hereby to which he is a Party and to carry out the transactions contemplated hereby, (b) he has the requisite power and authority to enter into and perform his obligations under this Agreement and to carry out the transactions contemplated hereby, (c) this Agreement constitutes a legal, valid and binding obligation and is enforceable against him in accordance with its terms, (d) after his transfer of 250,000 shares of common stock of SBS Interactive Co. to Karlgar, he will not own, either directly or indirectly, any common stock, preferred stock, convertible debentures, options, warrants or other rights to acquire equity securities or debt securities of SBS Interactive Co. or SBS Interactive Inc., (e) he will not acquire, directly or indirectly, any equity or debt securities (or any rights to acquire any debt or equity) of SBS Interactive Co. or SBS Interactive Inc. for a period of one hundred and eighty (180) days from the date hereof, and (f) Karlgar will be acquiring the SBS Interactive Co. common stock free and clear of all claims, liens and encumbrances.

     9. FURTHER ACTIONS. Each Party agrees that he, she or it will take such additional action and execute such additional documents as may be reasonably necessary in order to carry out the transactions contemplated by this Agreement. The Wilson Parties will direct SBS Interactive Co.'s transfer agent to transfer their SBS Interactive Co. common stock on the books and records of SBS Interactive Co. to Karlgar and provide Karlgar with all necessary legal opinions in order to effectuate such transfer.

     10. ADVICE OF COUNSEL. Each Party admits, acknowledges and declares that:
(i) they have given mature and careful thought and consideration to the making of this Agreement and to all of the obligations hereby undertaken and the rights hereby extinguished or created; (ii) this Agreement is entered into voluntarily, after advice of independent counsel, free of undue influence, coercion, duress, menace or fraud of any kind; (iii) this Agreement and each and every paragraph and every part hereof has been carefully read and explained; and (iv) it or he each Party fully and completely understands and is cognizant of all of the terms and conditions and the effect of each and all of the terms and conditions in this Agreement.

     11. ABSENCE OF ASSIGNMENT. Each Party represents and warrants that they have not in any way heretofore ransferred by agreement, operation of law or otherwise any Claim against any of the Parties hereto which is to be released hereunder.



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     12. SUCCESSORS AND ASSIGNS. It is understood and agreed by each Party that the agreements, undertakings, warranties, acts and other things done or to be done by them by virtue of this Agreement shall run to and be binding upon all successors, predecessors, administrators, parent and subsidiary entities, assigns, heirs, officers, directors, employees, agents, consultants, attorneys and other such representatives of that Party.

     13. JOINT DRAFTING. Each Party acknowledges that this Agreement is entirely the product of the collective joint drafting efforts of the Parties hereto, and should there be any claim of ambiguity, it shall not be construed against either of the Parties as a result of either of the Parties particular contribution to this effort.

     14. NO THIRD PARTY BENEFICIARIES. Unless otherwise stated herein, this Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns.

     15. CONSTRUCTION. Unless the context of this Agreement clearly requires otherwise, references to the plural include the singular and the singular includes the plural; references to any gender include the other gender; the part includes the whole; the term "including" is not limiting; the words "hereof," "hereby," "hereunder," and similar terms refer to this Agreement as a whole and not to any particular provision hereof. Sections, subsections, clause and schedule references are to this Agreement, unless otherwise specified. Any reference to this Agreement includes any and all permitted alterations, amendments, changes, extensions, modifications, renewals and supplements hereto or hereof. The term "Person" shall mean any individual, corporation, partnership, association, limited liability company, trust, estate, or other legal entity.

     16. AMENDMENTS IN WRITING. Any amendment, modification or waiver of any term or condition of this Agreement must be in writing and signed by authorized representatives of each of the Parties. No amendment, modification or waiver of any term or condition of this Agreement shall be made orally or implied from conduct or otherwise; and any such attempted amendment, modification or waiver shall be null and void, and of no force or effect.

     17. CHOICE OF LAW. This Agreement shall be construed in accordance with, and all disputes hereunder shall be governed by, the laws of the State of California, without regard to conflict of laws principles.

     18. INTEGRATION. This Agreement, together with Exhibit A attached hereto, is the final written expression and the complete and exclusive statement of all of the agreements, conditions, promises and covenants among the Parties with respect to the subject matter hereof. This Agreement supersedes all prior or contemporaneous agreements, negotiations, representations, understandings and discussions between the Parties and/or their respective counsel with respect to the subject matter covered hereby.



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



     19. COUNTERPARTS. This Agreement may be executed in counterparts, or by facsimile copy thereof, each of which shall be deemed an original but all of which taken together shall constitute but one instrument.

     20. BREACH AND TERMINATION. If a Party breaches any of their representations, warranties or covenants in this Agreement, the releases made in favor of that Party are automatically terminated, null and void.

     21. EXPENSES. Each Party will bear his, her or its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement.

     22. SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be enforceable in accordance with its terms and interpreted as if such provisions were as excluded.



















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


         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                              /s/ Bradley Wilson
                                              ----------------------------------
                                              Bradley Wilson, an individual



/s/ MW Eustice                                /s/ Patti Cooke
--------------                                ----------------------------------
                                              Patti Cooke, an individual


                                              /s/ Marcus Cohn
                                              ----------------------------------
                                              Marcus Cohn, an individual


                                              KARLGAR LIMITED

                                              /s/ Marcus Cohn
                                              ----------------------------------
                                              By:  Marcus Cohn
                                              Its:   Director





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




                                    EXHIBIT A
                   STOCK ASSIGNMENT SEPARATE FROM CERTIFICATE

     On the date hereof, for value received, the undersigned hereby assigns and transfers unto KARLGAR LIMITED, Two Hundred and Fifty Thousand (250,000) shares of common stock of SBS Interactive Co., a Florida corporation, represented by certificate(s) no.(s)___________________________________ and does hereby irrevocably constitute and appoint ____________________________________ attorney to transfer the said stock on SBS Interactive Co.'s books and records with the full power of substitution.

Dated: January ____, 2003



--------------------------
[Insert Name]

                                                                       EXHIBIT B
                                                                       ---------

                       NON-EXCLUSIVE CONSULTING AGREEMENT

     This Non-Exclusive Consulting Agreement ("Agreement") is made as of the 17th day of February, 2003 by and between SBS Interactive, Co., a Florida corporation (OTCBB ticker "SBSS"), whose address is 200 Viceroy Rd., Unit 5, Concord, Ontario, L4K 3N8 (the "Company"), and Clearsite Ltd. f/s/o Marcus Cohn, whose address is Tropic Isle Building, P.O. Box 438 Road Town, Tortola, British Virgin Islands (collectively, the "Consultant"), in reference to the following:

                              PRELIMINARY STATEMENT

A. The Company is in the business of developing, marketing, distributing, in wholesale and retail outlets, the Side-by-Side interactive video system as well as various other technology products.

B. The Consultant has provided, and continues to provide, non-exclusive consulting services in the form of valuable introductions to key management and other personnel, introductions to strategic and joint venture partners, introductions to service providers, and general strategic and marketing advice and various other services, none of them related to capital raising or stock promotion (the "Services").

C. The Company wishes to retain the Consultant, and the Consultant wishes to be retained by the Company to assist the Company in its efforts in connection with the foregoing.

     NOW, THEREFORE, the Company and the Consultant agree as follows:

                                    AGREEMENT

     1. TERM. The Company retains the Consultant and the Consultant accepts this appointment with the Company for a period of two years, beginning on the date hereof (the "Term").

     2. DUTIES OF CONSULTANT. The Consultant has performed and will continue to perform Services. The Consultant will determine, in his sole discretion, the method, details and means of performing the Services. The Consultant may, at the Consultant's own expense, use employees or other subcontractors to assist the Consultant with the performance of the Services.

     3. COMPENSATION. The Company will pay to the Consultant, as compensation for the Services, 1,000,000 of the Company's common stock, par value $.001 per share. The Company agrees to promptly file, but in no event later than 45 days from the date hereof, a registration statement on Form S-8, or any successor form, with the United States Securities and Exchange Commission to register the Shares. The Shares will automatically vest upon the execution of this Agreement. Within thirty (30) days from the date hereof, the Company will issue to Consultant a stock certificate evidencing all of the Shares.

     4.  NONDISCLOSURE.

         4.1 ACCESS TO CONFIDENTIAL INFORMATION. The Consultant agrees that during the Term of the business relationship between the Consultant and the Company, the Consultant will have access to and become acquainted with confidential proprietary information ("Confidential Information") which is owned by the Company and is regularly used in the operation of the Company's business. The Consultant agrees that the term "Confidential Information" as used in this Agreement is to be broadly interpreted and includes (i) information that has, or could have, commercial value for the business in which the Company is engaged, or in which the Company may engage at a later time, and (ii) information that, if disclosed without authorization, could be detrimental to the economic interests of the Company. The Consultant agrees that the term "Confidential Information" includes, without limitation, any patent, patent application, copyright, trademark, trade name, service mark, service name, "know-how," negative "know-how," trade secrets, customer and supplier identities, characteristics and terms of agreement, details of customer or consultant contracts, pricing policies, operational methods, marketing plans or strategies, product development techniques or plans, business acquisitions plans, science or technical information, ideas, discoveries, designs, computer programs (including source codes), financial forecasts, unpublished financial information, budgets, processes, procedures, formulae, improvements or other proprietary or intellectual property of the Company, whether or not in written or tangible form, and whether or not registered, and including all memoranda, notes, summaries, plans, reports, records, documents and other evidence thereof. The Consultant acknowledges that all Confidential Information, whether prepared by the Consultant or otherwise acquired by the Consultant in any other way, will remain the exclusive property of the Company.

         4.2 NO UNFAIR USE BY CONSULTANT. The Consultant promises and agrees that the Consultant (which shall include its employees and contractors) will not misuse, misappropriate, or disclose in any way to any person or entity any of the Company's Confidential Information, either directly or indirectly, nor will the Consultant use the Confidential Information in any way or at any time except as required in the course of the Consultant's business relationship with the Company.

     5.  TERMINATION.

         5.1 TERMINATION ON DEFAULT. Should either party default in the performance of this Agreement or materially breach any of its provisions, the non-breaching party may terminate this Agreement by giving written notification to the breaching party. Termination shall be effective immediately on receipt of said notice. For purposes of this section, material breaches of this Agreement shall include, but not be limited to, (i) the failure by the Company to pay the compensation set forth in Section 3 above or Section 6 below; (ii) the Consultant's commission of acts of material fraud or material misrepresentation;
(iii) the failure by the Consultant to conform in all material respects to all laws and regulations governing the Consultant's duties under this Agreement.

         5.2 AUTOMATIC TERMINATION. This Agreement terminates automatically on the occurrence of any of the following events: (i) the bankruptcy or insolvency of the Company; or (ii) the death or disability of the Consultant.

         5.3 RETURN OF COMPANY PROPERTY. Upon the termination or expiration of this Agreement, the Consultant will immediately transfer to the Company all files (including, but not limited to, electronic files), records, documents, drawings, specifications, equipment and similar items in its possession relating to the business of the Company or its Confidential Information (including the work product of the Consultant created pursuant to this Agreement).

     6. finder's fee. Separate and apart from the Services, the Consultant may render services in relation to capital raising. In the event that the Company enters into a binding agreement (which is in fact funded) with a financier (including any investor group of such financier) introduced by the Consultant, and not previously employed or utilized by the Company, then Consultant will receive a "finder's fee," as compensation for services rendered by Consultant in connection with such financing, of seven and one half percent (7 1/2 %) of the gross amount contributed by such financier (including any investor group of such financier) as a debt or equity investment in the Company. The Company is not obligated to enter into any agreement with any financier introduced by Consultant and if the Company fails for any reason whatsoever to do so, or if the financier fails for any reason to contribute the sums contracted for, the Consultant will not be entitled to any finder's fee. Consultant hereby agrees and acknowledges that Consultant is not currently entitled to a finder's fee for any reason whatsoever. The Company is entitled to make withholdings or deductions required by law with respect to any compensation paid to Consultant pursuant to this Section. The compensation paid pursuant to this Section shall be paid only in conjunction with a capital raising transaction, and not for the Services.

     7.  REPRESENTATIONS AND WARRANTIES.

     (a) The Company hereby represents and warrants to Consultant as follows:

         (i) the Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida; and the Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions set forth in Section 3;

         (ii) the execution and delivery by the Company of this Agreement, and the consummation by the Company of the transactions set forth in Section 3 hereof, have been duly authorized by all necessary corporate action on the part of the Company;

         (iii) this Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms;

         (iv) the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions set forth in Section 3 hereof does not conflict with, or result in a breach or violation of, any law or regulation of any governmental authority applicable to the Company or any material agreement to which the Company is a party; and

         (v) when issued in accordance with the provisions of Section 3 hereof, the Shares issued to Consultant pursuant to Section 3 hereof shall be duly authorized, validly issued, fully paid, nonassessable and free of any claims or encumbrances.

     (b) Consultant hereby represents and warrants to the Company as follows:

         (i) this Agreement has been duly executed and delivered by Consultant and constitutes a valid and binding obligation of Consultant enforceable against Consultant in accordance with its terms; and

         (ii) the Consultant has the qualifications and ability to perform the Services in a professional manner, without the advice, control, or supervision of the Company; and

         (iii) Marcus Cohn is the sole shareholder and employee of Clearsite
Ltd.

     8. BUSINESS EXPENSES. The Company will reimburse the Consultant for all reasonable business expenses incurred by the Consultant, so long as such expenses are pre-approved in writing by the Company. The Company agrees to reimburse Consultant for legal fees and expenses incurred by Consultant in connection with the negotiation and drafting of this Agreement, Consultant's negotiations with Ultimatte and for certain other expenses incurred by Consultant on behalf of the Company prior to the date hereof, so long as Consultant furnishes to the Company adequate records and other documentary evidence substantiating the expense.

     9. NOTICES. Unless otherwise specifically provided in this Agreement, all notices or other communications (collectively and severally called "Notices") required or permitted to be given under this Agreement, shall be in writing, and shall be given by: (A) personal delivery (which form of Notice shall be deemed to have been given upon delivery), (B) by telegraph or by private airborne/overnight delivery service (which forms of Notice shall be deemed to have been given upon confirmed delivery by the delivery agency), or (C) by electronic or facsimile or telephonic transmission, provided the receiving party has a compatible device or confirms receipt thereof (which forms of Notice shall be deemed delivered upon confirmed transmission or confirmation of receipt). Notices shall be addressed to the address set forth in the introductory section of this Agreement, or to such other address as the receiving party shall have specified most recently by like Notice, with a copy to the other party.

     10. CHOICE OF LAW AND VENUE. This Agreement shall be governed according to the laws of the state of California. Venue for any legal or equitable action between the Company and the Consultant which relates to this Agreement shall be in Los Angeles County.

     11. ENTIRE AGREEMENT. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the services to be rendered by the Consultant to the Company and, specifically, this Agreement supersedes and replaces that certain Non-Exclusive Consulting Agreement entered into by and between the Company and Karlgar Limited dated February 17, 2003. This Agreement contains all of the covenants and agreements between the parties with respect to the services to be rendered by the Consultant to the Company in any manner whatsoever. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement, or promise not contained in this Agreement shall be valid or binding on either party.

     12. COUNTERPARTS. This Agreement may be executed manually or by facsimile signature in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute but one and the same instrument.

     13. ARBITRATION. The parties hereby agree that all controversies, claims and matters of difference shall be resolved by binding arbitration before JAMS/Endispute (the "JAMS") located in Los Angeles County, California according to the rules and practices of the JAMS from time-to-time in force; provided however that the parties hereto reserve their rights to seek and obtain injunctive or other equitable relief from a court of competent jurisdiction, without waiving the right to compel such arbitration pursuant to this section. The arbitrator shall apply California law in rendering a decision.

     14. SEVERABILITY. If any term or provision of this Agreement or the application thereof to any person or circumstance shall, to any extent, be determined to be invalid, illegal or unenforceable under present or future laws effective during the term of this Agreement, then and, in that event: (A) the performance of the offending term or provision (but only to the extent its application is invalid, illegal or unenforceable) shall be excused as if it had never been incorporated into this Agreement, and, in lieu of such excused provision, there shall be added a provision as similar in terms and amount to such excused provision as may be possible and be legal, valid and enforceable, and (B) the remaining part of this Agreement (including the application of the offending term or provision to persons or circumstances other than those as to which it is held invalid, illegal or unenforceable) shall not be affected thereby and shall continue in full force and effect to the fullest extent provided by law.

     15. NO ASSIGNMENT OF RIGHTS OR DELEGATION OF DUTIES BY CONSULTANT; COMPANY'S RIGHT TO ASSIGN. The Consultant's rights and benefits under this Agreement are personal to it and therefore no such right or benefit shall be subject to voluntary or involuntary alienation, assignment or transfer.

     16. ELECTRONICALLY TRANSMITTED DOCUMENTS. If a copy or counterpart of this Agreement is originally executed and such copy or counterpart is thereafter transmitted electronically by facsimile or similar device, such facsimile document shall for all purposes be treated as if manually signed by the party whose facsimile signature appears.

     17. INDEMNIFICATION. The Company must indemnify, defend and hold Consultant harmless for all losses, damages, claims or proceedings involving the Consultant and relating to the Company (including any of its officers or directors or any of its subsidiaries), unless such losses, damages, claims or proceedings directly relate to Consultant's own gross negligence, fraud or material breach of this Agreement.

     WHEREFORE, the parties have executed this Agreement as of the date first written above.

                                    "CONSULTANT"

                                    Clearsite Ltd.
                                    I.D. 512913674

                                    /s/ Marcus Cohn
                                    --------------------------------
                                    Marcus Cohn


                                    "COMPANY"
                                    SBS INTERACTIVE, CO.

                                    By: /s/Todd Gotlieb
                                       -----------------------------
                                    Name:  Todd Gotlieb
                                    Title: President

                                                                       EXHIBIT C
                                                                       ---------

                       NON-EXCLUSIVE CONSULTING AGREEMENT

     This Non-Exclusive Consulting Agreement ("Agreement") is made on November 20, 2003 by and between SBS Interactive, Co., a Florida corporation (OTCBB ticker "SBSS"), whose address is 200 Viceroy Rd., Unit 5, Concord, Ontario, L4K 3N8 (the "Company"), and Clearsite Ltd. f/s/o Marcus Cohn, whose address is Tropic Isle Building, P.O. Box 438 Road Town, Tortola, British Virgin Islands (collectively, the "Consultant"), in reference to the following:

                              PRELIMINARY STATEMENT

A. The Company is in the business of developing, marketing, distributing, in wholesale and retail outlets, the Side-by-Side interactive video system as well as various other technology products.

B. The Consultant has provided, and continues to provide, non-exclusive consulting services in the form of valuable introductions to key management and other personnel, introductions to strategic and joint venture partners, introductions to service providers, and general strategic and marketing advice and various other services, none of them related to capital raising or stock promotion (the "Services").

     NOW, THEREFORE, the Company and the Consultant agree as follows:

                                    AGREEMENT

     1. TERM. The Company has retained and will continue to retain the Consultant, and the Consultant has accepted this appointment with the Company, for a period that will end on February 17, 2005 (the "Term").

     2. DUTIES OF CONSULTANT. The Consultant has performed and will continue to perform Services. The Consultant will determine, in his sole discretion, the method, details and means of performing the Services. The Consultant may, at the Consultant's own expense, use employees or other subcontractors to assist the Consultant with the performance of the Services.

     3. COMPENSATION. The Company will pay to the Consultant, as compensation for the past and future Services, 1,000,000 shares of the Company's common stock, par value $.001 per share. The Company agrees to promptly file, but in no event later than 45 days from the date hereof, a registration statement on Form S-8, or any successor form, with the United States Securities and Exchange Commission to register the Shares. Within 30 days from the date hereof, the Company will issue to Consultant a stock certificate evidencing all of the Shares.

     4.  NONDISCLOSURE.

         4.1 ACCESS TO CONFIDENTIAL INFORMATION. The Consultant agrees that during the Term of the business relationship between the Consultant and the Company, the Consultant will have access to and become acquainted with confidential proprietary information ("Confidential Information") which is owned by the Company and is regularly used in the operation of the Company's business. The Consultant agrees that the term "Confidential Information" as used in this Agreement is to be broadly interpreted and includes (i) information that has, or could have, commercial value for the business in which the Company is engaged, or in which the Company may engage at a later time, and (ii) information that, if disclosed without authorization, could be detrimental to the economic interests of the Company. The Consultant agrees that the term "Confidential Information" includes, without limitation, any patent, patent application, copyright, trademark, trade name, service mark, service name, "know-how," negative "know-how," trade secrets, customer and supplier identities, characteristics and terms of agreement, details of customer or consultant contracts, pricing policies, operational methods, marketing plans or strategies, product development techniques or plans, business acquisitions plans, science or technical information, ideas, discoveries, designs, computer programs (including source codes), financial forecasts, unpublished financial information, budgets, processes, procedures, formulae, improvements or other proprietary or intellectual property of the Company, whether or not in written or tangible form, and whether or not registered, and including all memoranda, notes, summaries, plans, reports, records, documents and other evidence thereof. The Consultant acknowledges that all Confidential Information, whether prepared by the Consultant or otherwise acquired by the Consultant in any other way, will remain the exclusive property of the Company.

         4.2 NO UNFAIR USE BY CONSULTANT. The Consultant promises and agrees that the Consultant (which shall include its employees and contractors) will not misuse, misappropriate, or disclose in any way to any person or entity any of the Company's Confidential Information, either directly or indirectly, nor will the Consultant use the Confidential Information in any way or at any time except as required in the course of the Consultant's business relationship with the Company.

     5.  TERMINATION.

         5.1 TERMINATION ON DEFAULT. Should either party default in the performance of this Agreement or materially breach any of its provisions, the non-breaching party may terminate this Agreement by giving written notification to the breaching party. Termination shall be effective immediately on receipt of said notice. For purposes of this section, material breaches of this Agreement shall include, but not be limited to, (i) the failure by the Company to pay the compensation set forth in Section 3 above or Section 6 below; (ii) the Consultant's commission of acts of material fraud or material misrepresentation;
(iii) the failure by the Consultant to conform in all material respects to all laws and regulations governing the Consultant's duties under this Agreement.

     5.2 AUTOMATIC TERMINATION. This Agreement terminates automatically on the occurrence of any of the following events: (i) the bankruptcy or insolvency of the Company; or (ii) the death or disability of the Consultant.

     5.3 RETURN OF COMPANY PROPERTY. Upon the termination or expiration of this Agreement, the Consultant will immediately transfer to the Company all files (including, but not limited to, electronic files), records, documents, drawings, specifications, equipment and similar items in its possession relating to the business of the Company or its Confidential Information (including the work product of the Consultant created pursuant to this Agreement).

     6. FINDER'S FEE. Separate and apart from the Services, the Consultant may render services in relation to capital raising. In the event that the Company enters into a binding agreement (which is in fact funded) with a financier (including any investor group of such financier) introduced by the Consultant, and not previously employed or utilized by the Company, then Consultant will receive a "finder's fee," as compensation for services rendered by Consultant in connection with such financing, of seven and one half percent (7 1/2 %) of the gross amount contributed by such financier (including any investor group of such financier) as a debt or equity investment in the Company. The Company is not obligated to enter into any agreement with any financier introduced by Consultant and if the Company fails for any reason whatsoever to do so, or if the financier fails for any reason to contribute the sums contracted for, the Consultant will not be entitled to any finder's fee. Consultant hereby agrees and acknowledges that Consultant is not currently entitled to a finder's fee for any reason whatsoever. The Company is entitled to make withholdings or deductions required by law with respect to any compensation paid to Consultant pursuant to this Section. The compensation paid pursuant to this Section shall be paid only in conjunction with a capital raising transaction, and not for the Services.

     7.  REPRESENTATIONS AND WARRANTIES.

     (a) The Company hereby represents and warrants to Consultant as follows:

         (i) the Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida; and the Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions set forth in Section 3;

         (ii) the execution and delivery by the Company of this Agreement, and the consummation by the Company of the transactions set forth in Section 3 hereof, have been duly authorized by all necessary corporate action on the part of the Company;

         (iii) this Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms;

         (iv) the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions set forth in Section 3 hereof does not conflict with, or result in a breach or violation of, any law or regulation of any governmental authority applicable to the Company or any material agreement to which the Company is a party; and

         (v) when issued in accordance with the provisions of Section 3 hereof, the Shares issued to Consultant pursuant to Section 3 hereof shall be duly authorized, validly issued, fully paid, nonassessable and free of any claims or encumbrances.

     (b) Consultant hereby represents and warrants to the Company as follows:

         (i) this Agreement has been duly executed and delivered by Consultant and constitutes a valid and binding obligation of Consultant enforceable against Consultant in accordance with its terms; and

         (ii) the Consultant has the qualifications and ability to perform the Services in a professional manner, without the advice, control, or supervision of the Company; and

         (iii) Marcus Cohn is the sole shareholder and employee of Clearsite
Ltd.

     8. BUSINESS EXPENSES. The Company will reimburse the Consultant for all reasonable business expenses incurred by the Consultant, so long as such expenses are pre-approved in writing by the Company. The Company agrees to reimburse Consultant for legal fees and expenses incurred by Consultant in connection with the negotiation and drafting of this Agreement, Consultant's negotiations with Ultimatte and for certain other expenses incurred by Consultant on behalf of the Company prior to the date hereof, so long as Consultant furnishes to the Company adequate records and other documentary evidence substantiating the expense.

     9. NOTICES. Unless otherwise specifically provided in this Agreement, all notices or other communications (collectively and severally called "Notices") required or permitted to be given under this Agreement, shall be in writing, and shall be given by: (A) personal delivery (which form of Notice shall be deemed to have been given upon delivery), (B) by telegraph or by private airborne/overnight delivery service (which forms of Notice shall be deemed to have been given upon confirmed delivery by the delivery agency), or (C) by electronic or facsimile or telephonic transmission, provided the receiving party has a compatible device or confirms receipt thereof (which forms of Notice shall be deemed delivered upon confirmed transmission or confirmation of receipt). Notices shall be addressed to the address set forth in the introductory section of this Agreement, or to such other address as the receiving party shall have specified most recently by like Notice, with a copy to the other party.

     10. CHOICE OF LAW AND VENUE. This Agreement shall be governed according to the laws of the state of California. Venue for any legal or equitable action between the Company and the Consultant which relates to this Agreement shall be in Los Angeles County.

     11. ENTIRE AGREEMENT. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the services to be rendered by the Consultant to the Company and, specifically, this Agreement supersedes and replaces that certain Non-Exclusive Consulting Agreement entered into by and between the Company and Karlgar Limited dated February 17, 2003. This Agreement contains all of the covenants and agreements between the parties with respect to the services to be rendered by the Consultant to the Company in any manner whatsoever. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement, or promise not contained in this Agreement shall be valid or binding on either party.

     12. COUNTERPARTS. This Agreement may be executed manually or by facsimile signature in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute but one and the same instrument.

     13. ARBITRATION. The parties hereby agree that all controversies, claims and matters of difference shall be resolved by binding arbitration before JAMS/Endispute (the "JAMS") located in Los Angeles County, California according to the rules and practices of the JAMS from time-to-time in force; provided however that the parties hereto reserve their rights to seek and obtain injunctive or other equitable relief from a court of competent jurisdiction, without waiving the right to compel such arbitration pursuant to this section. The arbitrator shall apply California law in rendering a decision.

     14. SEVERABILITY. If any term or provision of this Agreement or the application thereof to any person or circumstance shall, to any extent, be determined to be invalid, illegal or unenforceable under present or future laws effective during the term of this Agreement, then and, in that event: (A) the performance of the offending term or provision (but only to the extent its application is invalid, illegal or unenforceable) shall be excused as if it had never been incorporated into this Agreement, and, in lieu of such excused provision, there shall be added a provision as similar in terms and amount to such excused provision as may be possible and be legal, valid and enforceable, and (B) the remaining part of this Agreement (including the application of the offending term or provision to persons or circumstances other than those as to which it is held invalid, illegal or unenforceable) shall not be affected thereby and shall continue in full force and effect to the fullest extent provided by law.

     15. NO ASSIGNMENT OF RIGHTS OR DELEGATION OF DUTIES BY CONSULTANT; COMPANY'S RIGHT TO ASSIGN. The Consultant's rights and benefits under this Agreement are personal to it and therefore no such right or benefit shall be subject to voluntary or involuntary alienation, assignment or transfer.

     16. ELECTRONICALLY TRANSMITTED DOCUMENTS. If a copy or counterpart of this Agreement is originally executed and such copy or counterpart is thereafter transmitted electronically by facsimile or similar device, such facsimile document shall for all purposes be treated as if manually signed by the party whose facsimile signature appears.

     17. INDEMNIFICATION. The Company must indemnify, defend and hold Consultant harmless for all losses, damages, claims or proceedings involving the Consultant and relating to the Company (including any of its officers or directors or any of its subsidiaries), unless such losses, damages, claims or proceedings directly relate to Consultant's own gross negligence, fraud or material breach of this Agreement.

     WHEREFORE, the parties have executed this Agreement as of the date first written above.

                                    "CONSULTANT"

                                    Clearsite Ltd.
                                    I.D. 512913674

                                    /s/ Marcus Cohn
                                    --------------------------------
                                    Marcus Cohn


                                    "COMPANY"
                                    SBS INTERACTIVE, CO.

                                    By: /s/Todd Gotlieb
                                       -----------------------------
                                    Name:  Todd Gotlieb
                                    Title: President